
13003006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2012 and 2011



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) and Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 26, 2013

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2012	2011
Investments, at fair value	$137,661,974	$128,486,902
Cash	99,167	377,658
Receivables		
Participant contributions	294,455	239,633
Employer contributions	114,822	97,435
Notes receivable from participants	10,932,610	10,869,996
	11,341,887	11,207,064
Net assets available for benefits, reflecting investments at fair value	149,103,028	140,071,624
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(364,593)	(370,412)
NET ASSETS AVAILABLE FOR BENEFITS	$148,738,435	$139,701,212

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

Additions to net assets attributable to:	
Interest and dividends	$ 6,872,618
Net appreciation in fair value of investments	5,269,410
	12,142,028
Interest income on notes receivable from participants	344,161
Contributions	
Participants	13,698,113
Employer	5,389,220
Rollovers	404,851
	19,492,184
Total additions	31,978,373
Deductions from net assets attributed to:	
Benefits paid to participants	22,209,102
Administrative expenses	732,048
Total deductions	22,941,150
Net increase in net assets	9,037,223
Net assets available for benefits	
Beginning of year	139,701,212
End of year	$148,738,435

The accompanying notes are an integral part of this statement.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $17,000 of their annual compensation (plus a $5,500 catch-up deferral for employees over 50 years of age) for 2012. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 2% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee compensation in 2012. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for the plan year ending December 31, 2012.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $159,000 and $161,000 as of December 31, 2012 and 2011, respectively. Forfeitures were used to pay plan administrative expenses of approximately $732,000 during the year ended December 31, 2012.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As of December 31, 2012 and 2011, withdrawals of $84,927 and $103,579, respectively, had been requested by participants of the Plan but had not yet been paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 7.75% at December 31, 2012. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the trustee of the assets using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See Note C for further discussion of investment contracts held by the plan.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for further discussion of the Plan's valuation methods under fair value accounting standards. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and International Financial Reporting Standards (IFRSs), by changing the wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include those that clarify FASB's intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Plan adopted this ASU effective January 1, 2012, on a prospective basis. The adoption of ASU 2011-04 did not have a material impact on the Plan's financial statements.

NOTE C - INVESTMENT CONTRACTS

The Plan offers the Wells Fargo Stable Value Fund E as an investment option for participants. This fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The Wells Fargo Stable Return Fund G invests in investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Account GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components; the first component is a fixed-income security or portfolio of fixed-income securities; the second component is a fully benefit-responsive contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate and return of fully accrued contract value at maturity. The investment contract is designed to allow participants to transact at contract value without reference to the price fluctuations of the underlying fixed income securities.

GICs are investment contracts in which the underlying assets and benefit-responsive wrap contracts provide market value and cash flow risk protection to the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed a return of principal and interest. The GICs are stated at contract value, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the wrap contract and the adjustment to contract value. This adjustment generally represents the contract value less the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets and the fair value of the wrap contract. Contract value represents contributions made under the contract less participant-directed withdrawals, plus accrued interest that has not been received from the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTE C - INVESTMENT CONTRACTS - Continued

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. Variables that impact these rates are: (i) the current yield of the assets underlying the contract; (ii) the duration of the assets underlying the contract and (iii) the existing difference between the fair value and contract value of the assets within the contract. Gains and losses in the underlying portfolio will affect the adjustment from fair value to contract value and the future crediting rate. GIC crediting rates generally provide a fixed rate of interest over the term to maturity of the contract and therefore do not experience fluctuating crediting rates. The crediting rate of interest at December 31, 2012 and 2011 was 1.95% and 2.33%, respectively. The average yield at December 31, 2012 and 2011 was 0.94% and 1.56%, respectively.

There are certain risks specific to investment contracts. One of the primary risks is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Another risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to, the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

If the stable value fund defaults in its obligations under a security-backed contract, and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the fund will receive fair value as of the date of termination.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1* - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

- *Level 2* - Observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to methodologies used at December 31, 2012 and 2011.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. common stock. The Plan's investment in the stable value fund is classified within Level 2 of the valuation hierarchy. The stable value fund is a collective trust, and is valued using the net asset value provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. Fair value of GICs, which the stable value fund invests in, is based on the fair value of the underlying fixed income investments and the fair value of the wrap contracts provided by the insurance companies. There are no redemption restrictions on the stable value fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 8,248,680	$ -	$ -	$ 8,248,680
Balanced funds	36,247,711	-	-	36,247,711
Growth funds	44,362,162	-	-	44,362,162
Value funds	6,415,929	-	-	6,415,929
Fixed income funds	15,349,418	-	-	15,349,418
Total mutual funds	110,623,900	-	-	110,623,900
Common stock:				
Rent-A-Center, Inc.	14,107,975	-	-	14,107,975
Stable value fund	-	12,930,099	-	12,930,099
Investments at fair value	$124,731,875	$12,930,099	$ -	$137,661,974

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 6,859,164	$ -	$ -	$ 6,859,164
Balanced funds	31,565,980	-	-	31,565,980
Growth funds	38,718,633	-	-	38,718,633
Value funds	5,353,910	-	-	5,353,910
Fixed income funds	14,542,511	-	-	14,542,511
Total mutual funds	97,040,198	-	-	97,040,198
Common stock:				
Rent-A-Center, Inc.	16,836,961	-	-	16,836,961
Stable value fund	-	14,609,743	-	14,609,743
Investments at fair value	$113,877,159	$14,609,743	$ -	$128,486,902

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2012:				
Stable value fund	$12,930,099	N/A	Daily	None
December 31, 2011:				
Stable value fund	$14,609,743	N/A	Daily	None

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 30, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE F - RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

NOTE G - NON-EXEMPT PARTY-IN-INTEREST TRANSACTION

The Plan determined that during the 2012 Plan year certain employee deferrals aggregating $257 had not been remitted to the trustee of the assets in a timely manner, in compliance with Department of Labor regulations. Following this discovery, these remittances were made in 2012, but they fell outside the normal processing time that is permitted. An investigation was held to determine the root cause of the delinquent contributions and corrective measures were taken. The Company is calculating lost earnings on the late employee deferrals and will deposit the funds for the earnings amounts to the trustee of the assets and allocate them to impacted participant accounts.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE I - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2012	2011
Investments at fair value:		
Harbor Funds - International Fund	$ 7,208,169	$ 6,114,206
American Independence Funds - Stock Fund	10,789,652*	9,785,595*
PIMCO Funds - Total Return Fund	12,794,152*	12,332,257*
Invesco Funds - Small Cap Value Fund	3,194,274	2,494,420
American Century Funds - Inflation Adjusted Bond Fund	2,555,266	2,210,254
Goldman Sachs Funds - Mid Cap Value Fund	3,221,655	2,859,490
T. Rowe Price Funds - Growth Stock Fund	8,420,315*	7,037,451*
Vanguard Funds - Mid Cap Index Fund	3,062,536	2,746,403
Vanguard Funds - 500 Index Fund	5,186,144	4,112,761
JP Morgan Funds - Small Cap Equity Fund	5,099,731	4,192,087
Morgan Stanley Funds - Mid Cap Growth	8,914,165*	8,875,332*
Eagle Funds - Small Cap Growth Fund	3,303,742	2,713,962
Oppenheimer Funds - Developing Markets Fund	626,388	-
MFS Funds - Lifetime 2020 Fund	5,950,118	-
MFS Funds - Lifetime 2030 Fund	6,704,387	-
MFS Funds - Lifetime 2040 Fund	13,586,283*	-
MFS Funds - Lifetime 2050 Fund	7,913,983*	-
MFS Funds - Lifetime Retirement Income Fund	2,092,940	-
NestEgg Funds - NestEgg Fund	-	2,092,778
NestEgg Funds - NestEgg 2020 Fund	-	5,633,748
NestEgg Funds - NestEgg 2030 Fund	-	6,110,965
NestEgg Funds - NestEgg 2040 Fund	-	12,617,306*
NestEgg Funds - NestEgg 2050 Fund	-	5,111,183
Rent-A-Center, Inc. - Common Stock	14,107,975*	16,836,961*
Wells Fargo Funds - Stable Return Fund	12,930,099*	14,609,743*
Total investments, at fair value	137,661,974	128,486,902
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(364,593)	(370,412)
	$137,297,381	$128,116,490

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

NOTE I - INVESTMENTS – Continued

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by a net of $5,269,410 during the year ended December 31, 2012, as follows:

Mutual funds	$ 6,196,255
Rent-A-Center, Inc. common stock	(1,176,281)
Stable value fund	249,436
	$ 5,269,410

NOTE J - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$148,738,435	$139,701,212
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts	364,593	370,412
Amounts allocated to withdrawing participants	(84,927)	(103,579)
Net assets available for benefits per the Form 5500	$149,018,101	$139,968,045

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$31,978,373
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2012	364,593
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2011	(370,412)
Total income per the Form 5500	$31,972,554

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

Benefits paid to participants per the financial statements	$22,209,102
Add: Amounts allocated to withdrawing participants at December 31, 2012	84,927
Less: Amounts allocated to withdrawing participants at December 31, 2011	(103,579)
Benefits paid to participants per the Form 5500	$22,190,450

NOTE K - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

EIN: 45-0491516
Plan No: 001

(a)	(b) Identity of issuer or borrower	(c) Description of investment	(e) Current value
	T. Rowe Price Funds	Growth Stock Fund	$ 8,420,315
	Harbor Funds	International Fund	7,208,169
	American Independence Funds	Stock Fund	10,789,652
	Morgan Stanley Funds	Mid Cap Growth Fund	8,914,165
	JP Morgan Funds	Small Cap Equity Fund	5,099,731
	PIMCO Funds	Total Return Fund	12,794,152
	Vanguard Funds	500 Index Fund	5,186,144
	Vanguard Funds	Mid Cap Index Fund	3,062,536
	Goldman Sachs Funds	Mid Cap Value Fund	3,221,655
	Eagle Funds	Small Cap Growth Fund	3,303,742
	Invesco Funds	Small Cap Value Fund	3,194,274
	American Century Funds	Inflation Adjusted Bond Fund	2,555,266
	MFS Funds	Lifetime 2020 Fund	5,950,118
	MFS Funds	Lifetime 2030 Fund	6,704,387
	MFS Funds	Lifetime 2040 Fund	13,586,283
	MFS Funds	Lifetime 2050 Fund	7,913,983
	MFS Funds	Lifetime Retirement Income Fund	2,092,940
	Oppenheimer Funds	Developing Markets Fund	626,388
*	Rent-A-Center, Inc.	Common Stock	14,107,975
	Wells Fargo Funds	Stable Return Fund	12,930,099
	Total investments		137,661,974
	Cash		99,167
*	Participant Loans	Notes receivable from participants, interest rates ranging from 3.25% to 7.75%	10,932,610
	Total, at fair value		$148,693,751

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2012

EIN: 45-0491516
Plan No: 001

	Total That Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2001-51
$257	$ -	$ -	$257	$ -

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 26, 2013

By: 

Dawn M. Wolverton
Vice President – Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2013, with respect to the financial statements and supplemental schedules included in the Annual Report of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).

Grant Thornton LLP

Dallas, Texas
June 26, 2013